FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 27TH, 2022

1.       DATE, TIME AND PLACE: on October 27th, 2022, at 04:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

4.       AGENDA: Analysis and information about the resignation of the Co-Vice Chairman of the Board of Directors and the election of a substitute for an integrated term of office.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and information about the resignation of the Co-Vice Chairman of the Board of Directors and the election of substitutes for an integrated term of office: The Members of the Board of Directors were informed that, after a decade of relevant contribution and participation in transformative projects for the Company, Mr. Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of the Identity Card MG-238.631 SSP/MG, enrolled before CPF/ME under nº 223.184.456-72, resident and domiciled at the capital of the State of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, Postal Code 01402-000, resigns as Co-Vice Chairman of the Company's Board of Directors and Member of the Company's Board of Directors on today's date, with effect from October 28, 2022. Mr. Ronaldo will continue to support the Casino Group on various institutional and ESG issues.

Immediately thereafter, the Members of the Company's Board of Directors, except for Mr. Ronaldo Iabrudi dos Santos Pereira and Mr. Christophe Hidalgo, who abstained from voting, decided to vote for the: (i) recommendation for the election Mr. Christophe Hidalgo, Member of the Company's Board of Directors, to replace Mr. Ronaldo Iabrudi dos Santos Pereira as Co-Vice Chairman of the Board of Directors, subject to the next Shareholders´ General Meeting of the Company to be lad; and (ii) to election of Mr. Marcelo Ribeiro Pimentel, Brazilian, married, administrator, bearer of identity card RG nº 09323762-6, registered with the CPF/ME under nº 012.370.597-55, resident and domiciled in the city of São Paulo, state of São Paulo, with professional address at Avenida Brigadeiro Luís Antônio, nº 3.142, current Chief Executive Officer of the Company, as a Member of the Company's Board of Directors, both to fulfill the integrated term of office ending at the Company's Annual Shareholders' Meeting that decides on the accounts for the 2023 fiscal year.

The elected member has stated, under the penalty of the law, that he has not committed any crimes that prevent him to exercise commercial activities, in consonance with Article 147 of the Corporations Law. The member of the Board of Directors will assume its position with the signature of the Investiture Term drawn in the proper corporate book.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, October 27th, 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira – resigning member, Christophe José Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.